Exhibit 21.1

SUBSIDIARIES OF THESTREET.COM, INC.

ENTITY	JURISDICTION OF INCORPORATION
BankingMyWay.com, LLC	Wisconsin
Bankers Financial Products Corporation	Wisconsin
BFPC Newco LLC	Delaware
Promotions.com LLC	New York
TP Newco LLC	Delaware
Stockpickr LLC	Delaware
SP-TSC Holdings LLC	Delaware
TheStreet.com Ratings, Inc.	Delaware
WR Newco, Inc.	Delaware
SmartPortfolio.com, Inc.	Delaware
TSCSP Acquisition Corporation	Delaware